EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the period ended March 31, 2017, the Pemberwick Fund increased accumulated net investment income by $29,561, increased accumulated net realized loss by $29,239, and decreased capital stock by $322.

The reclassifications have no effect on net assets or net asset value per share.